Exhibit 99.1

Obsidian Energy Announces Participation in the Peters & Co. Limited’s Energy Conference and Peace River Growth Plan Webcast

CALGARY, September 7, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we will be participating in the Peters & Co. Limited 27th Annual Energy Conference (the “Conference”) from Tuesday, September 12 to Thursday, September 14, 2023 in Toronto, Ontario at the Ritz-Carlton Hotel. Stephen Loukas, President and CEO will discuss the Company in a presentation at 4:00 p.m. ET (2:00 p.m. MT) on Tuesday, September 12, 2023. Mr. Loukas along with Peter Scott, Senior Vice President and Chief Financial Officer, will be hosting one-on-one meetings at the conference. The presentation will be webcast live and available after the event on our website.

PEACE RIVER GROWTH PLAN

Obsidian Energy’s Peace River team has been conducting an in-depth analysis of our ~500 sections of prospective land holdings in the area with the encouraging results from our first half 2023 capital program, which has established a new development area at Walrus as well as provided key information about the development potential in multiple formations across our acreage. This information, combined with data from other wells and historic vertical oil test wells drilled in the area, has allowed us to generate a detailed study of the area, including regional mapping and well inventory identification.

We plan to announce the details of our multi-year development and appraisal plan for the Bluesky and Clearwater formations in Peace River before North American markets open on September 21, 2023 (the ‘Release’). In association with the Release, we will host a live webcast presentation online on Thursday, September 21, 2023, at 9:00 a.m. MT (11:00 a.m. ET). Details regarding the webcast will be provided in the Release.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the safe harbour provisions of applicable securities legislation. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: our attendance at the Conference; and the expected release date for our Peace River growth plan.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, fluctuations in commodity prices, changes in industry regulations and political landscape both domestically and abroad, and financial market volatility. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2022, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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